UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934

May 3, 2007

Commission File Number 000-29228

PROGEN PHARMACEUTICALS LIMITED
(Translation of registrant’s name into English)

16 Benson St, Toowong, Queensland 4066, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen Pharmaceuticals Limited

Date: May 3, 2007	By:	Linton Burns, Company Secretary

The Registrant hereby expressly incorporates by reference this submission on Form 6-K herein and into the Prospectus dated April 13, 2007 filed with its Registration Statement on Form F-3 (Reg. No. 333-141489) as filed with the Securities and Exchange Commission on March 22, 2007

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.1	Placement Agency Agreement dated May 2, 2007 between Progen Pharmaceuticals Limited and Thomas Weisel Partners LLC

5.1	Opinion of Clayton Utz, dated May 3, 2007

10.1	Form of subscription agreement (filed herewith and included in Exhibit 1.1)

10.2	Underwriting Agreement among Progen Pharmaceuticals Limited, Emerging Growth Capital Pty Limited and Bell Potter Securities Limited dated as of May 3, 2007

23.1	Consent of Clayton Utz (filed herewith and included in Exhibit 5.1)

99.1	Announcement to the market, May 3, 2007